SECURITIES AND EXCHANGE COMMISSION

Washington, D. C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. )

AARON’S, INC.

(Name of Issuer)

Common Stock, par value $0.50 per share

(Title and Class of Securities)

002535300

(CUSIP Number)

August 10, 2015

(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this schedule is filed:

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

CUSIP No. 002535300	Page 2 of 9 Pages

1	NAMES OF REPORTING PERSONS S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS Vintage Capital Management, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐ Reporting Person is affiliated with other persons
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0 shares
	6	SHARED VOTING POWER 7,277,000 shares
	7	SOLE DISPOSITIVE POWER 0 shares
	8	SHARED DISPOSITIVE POWER 7,277,000 shares

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,277,000 shares
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 10.0%*
12	TYPE OF REPORTING PERSON OO

*	Percentage calculated based on 72,578,301 shares of common stock, par value $0.50 per share, outstanding as of July 31, 2015, as reported in the Form 10-Q for the quarterly period ended June 30, 2015 of Aaron’s, Inc.

CUSIP No. 002535300	Page 3 of 9 Pages

1	NAMES OF REPORTING PERSONS S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS Kahn Capital Management, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐ Reporting Person is affiliated with other persons
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0 shares
	6	SHARED VOTING POWER 7,277,000 shares
	7	SOLE DISPOSITIVE POWER 0 shares
	8	SHARED DISPOSITIVE POWER 7,277,000 shares
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,277,000 shares
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 10.0%*
12	TYPE OF REPORTING PERSON OO

*	Percentage calculated based on 72,578,301 shares of common stock, par value $0.50 per share, outstanding as of July 31, 2015, as reported in the Form 10-Q for the quarterly period ended June 30, 2015 of Aaron’s, Inc.

CUSIP No. 002535300	Page 4 of 9 Pages

1	NAMES OF REPORTING PERSONS S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS Brian R. Kahn
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐ Reporting Person is affiliated with other persons
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 3,027 shares†
	6	SHARED VOTING POWER 7,277,000 shares
	7	SOLE DISPOSITIVE POWER 3,027 shares†
	8	SHARED DISPOSITIVE POWER 7,277,000 shares
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,280,027 shares
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 10.0%*
12	TYPE OF REPORTING PERSON IN

*	Percentage calculated based on 72,578,301 shares of common stock, par value $0.50 per share, outstanding as of July 31, 2015, as reported in the Form 10-Q for the quarterly period ended June 30, 2015 of Aaron’s, Inc.

†	Vested restricted stock units held by Mr. Kahn in his individual capacity.

CUSIP No. 002535300	Page 5 of 9 Pages

Explanatory Note

The Reporting Persons (as defined below) previously reported their beneficial ownership of the securities of the Issuer (as defined below) on a Schedule 13D on February 7, 2014, and filed amendments through May 14, 2014. Subsequently, on August 10, 2015, the Reporting Persons’ investment intent changed with respect to the securities of the Issuer and the Reporting Persons filed a Schedule 13D on August 11, 2015 in accordance with Rule 13d-1(e) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”). No amendments to that Schedule 13D are required. As of August 10, 2015, the Reporting Persons no longer hold securities of the Issuer with a purpose or effect of changing or influencing control of the Issuer, or in connection with or as a participant in any transaction having that purpose or effect. Accordingly, the Reporting Persons are filing this statement on Schedule 13G pursuant to Rule 13d-1(c) of the Exchange Act in accordance with Rule 13d-1(h) of the Exchange Act.

Item 1(a). Name of Issuer:

Aaron’s, Inc. (the “Issuer”).

Item 1(b). Address of Issuer's Principal Executive Offices:

309 E. Paces Ferry Road, N.E., Atlanta, GA 30305-2377.

Item 2(a). Name of Person Filing:

This Statement is filed by:

(i)	Vintage Capital Management, LLC, a Delaware limited liability company (“Vintage Capital”);

(ii)	Kahn Capital Management, LLC, a Delaware limited liability company (“Kahn Capital”), who serves as a member and majority owner of Vintage Capital; and

(iii)	Brian R. Kahn, who serves as (A) the manager and a member of Vintage Capital; and (B) the manager and sole member of Kahn Capital.

Vintage Capital, Kahn Capital and Mr. Kahn are referred to collectively as the “Reporting Persons.”

Vintage Capital serves as investment adviser to investment funds and managed accounts (collectively, the “Accounts”), and may be deemed to have beneficial ownership over the shares of Common Stock held for the Accounts.

The Reporting Persons have entered into a joint filing agreement, a copy of which is attached as Exhibit 1.

Item 2(b). Address of Principal Business Office or, if None, Residence:

The address of the principal business and principal office of each of the Reporting Persons is 4705 S. Apopka Vineland Road, Suite 210, Orlando, FL 32819.

Item 2(c). Citizenship:

Vintage Capital is a Delaware limited liability company.

Kahn Capital is a Delaware limited liability company.

Brian R. Kahn is a United States citizen.

CUSIP No. 002535300	Page 6 of 9 Pages

  Item 2(d). Title of Class of Securities:

Common Stock, par value $0.50 per share.

Item 2(e). CUSIP Number:

002535300

Item 3. If this statement is filed pursuant to Rule 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:

	☑	Not applicable.

(a)	☐	Broker or Dealer registered under Section 15 of the Act.

(b)	☐	Bank as defined in Section 3(a)(6) of the Act.

(c)	☐	Insurance Company as defined in Section 3(a)(19) of the Act.

(d)	☐	Investment Company registered under Section 8 of the Investment Company Act.

(e)	☐	Investment Adviser registered in accordance with Rule 13d-1(b)(1)(ii)(E).

(f)	☐	Employee Benefit Plan or Endowment Fund in accordance with Rule 13d-1(b)(1)(ii)(F).

(g)	☐	Parent Holding Company or control person in accordance with Rule 13d-1(b)(1)(ii)(G).

(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act.

(i)	☐	A church plan that is excluded from the definition of an investment company under Section 3(c) (14) of the Investment Company Act of 1940.

(j)	☐	Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

If this Statement is filed pursuant to Rule 13d-1(c), check this box ☐.

CUSIP No. 002535300	Page 7 of 9 Pages

Item 4. Ownership.

(a)   Amount beneficially owned:

Vintage Capital: 7,277,000 shares

Kahn Capital: 7,277,000 shares

Mr. Kahn: 7,280,027

(b)   Percent of Class:

Vintage Capital: 10.0%

Kahn Capital: 10.0%

Mr. Kahn: 10.0%

(c)   Number of Shares as to which the person has:

(i)	Sole power to vote or to direct the vote:

Vintage Capital: 0 shares

Kahn Capital: 0 shares

Mr. Kahn: 3,027 shares

(ii)	Shared power to vote or to direct the vote:

Vintage Capital: 7,277,000 shares

Kahn Capital: 7,277,000 shares

Mr. Kahn: 7,277,000

(iii)	Sole power to dispose or to direct the disposition of:

Vintage Capital: 0 shares

Kahn Capital: 0 shares

Mr. Kahn: 3,027 shares

(i)	Shared Power to dispose or to direct the disposition of:

Vintage Capital: 7,277,000 shares

Kahn Capital: 7,277,000

Mr. Kahn: 7,277,000

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following. ☐.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person. Not Applicable.

CUSIP No. 002535300	Page 8 of 9 Pages

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company. Not Applicable.

Item 8.	Identification and Classification of Members of the Group. See Item 2(a)-(c).

Item 9.	Notice of Dissolution of Group. Not Applicable.

Item 10.

Certifications.

By signing below, each of the undersigned certifies that, to the best of its knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

Material to be Filed as Exhibits.

Exhibit 1 — Agreement regarding joint filing of Schedule 13G.

CUSIP No. 002535300	Page 9 of 9 Pages

SIGNATURE

After reasonable inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete, and correct.

 Dated: August 11, 2015

VINTAGE CAPITAL MANAGEMENT, LLC

By:	/s/ Brian R. Kahn
Name: Brian R. Kahn
Title: Manager

KAHN CAPITAL MANAGEMENT, LLC

By:	/s/ Brian R. Kahn
Name: Brian R. Kahn
Title: Manager

/s/ Brian R. Kahn
Brian R. Kahn